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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
  Dynegy, Inc.                                      (Month/Day/Year)       Enron Corp. (ENE)
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)          11/9/01          5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        X  10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
           1000 Louisiana, Suite 5800               Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                   74-2928353           * May be deemed to be a 10% owner under   (Check Applicable
                                                                          Section 13(d) of the Securities         Line)
                                                                          Exchange Act of 1934, as amended        Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
   Houston           Texas             77002                                                                   ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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  Not Applicable.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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 Contingent right to exchange
 Series A Preferred Stock of
 Northern Natural Gas Company
 for shares of Common Stock (1)       (2)      (3)         Common Stock    169,300,225(4)   N/A         D
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Explanation of Responses:

  (1) The contingent right to exchange shares of Series A Preferred Stock (the "Series A Preferred") of Northern Natural Gas Company, a Delaware corporation and indirect wholly owned subsidiary of Enron Corp., an Oregon corporation ("Enron"), for shares of common stock, no par value, of Enron ("Enron Common Stock") is set forth in an Exchange Agreement dated as of November 9, 2001 between Enron and Dynegy Inc., an Illinois corporation ("Dynegy"). The Exchange Agreement and the transactions related thereto are more fully described in Dynegy's Current Report on Form 8-K dated November 14, 2001 (the "Form 8-K"). The right to exchange shares is subject to the terms and conditions set forth in the Exchange Agreement. The Exchange Agreement is filed as Exhibit 10.6 to the Form 8-K.

  (2) Pursuant to the Exchange Agreement, the exchange is exercisable (a) at the option of Dynegy during the 90-day period beginning on the date the Merger Agreement is terminated for specified reasons; or (b) at the option of Enron during the 15-day period beginning on the date the Merger Agreement is terminated for other specified reasons. The Exchange Agreement is filed as
Exhibit 10.6 to the Form 8-K.

  (3) The Exchange Agreement terminates, and the contingent right expires, upon the earliest to occur of any of the following events: (a) the Mergers are consummated, (b) the option under an Option Agreement dated as of November 9, 2001 (which is filed as Exhibit 10.4 to the Form 8-K) with respect to the Series A Preferred is exercised or (c) the Series A Preferred is redeemed in accordance with its terms. The Exchange Agreement is filed as Exhibit 10.6 to the Form 8-K.

  (4) The shares of Series A Preferred are exchangeable for a number of shares of common stock of Enron determined by dividing the liquidation preference amount (which is initially $1.5 billion), plus all accrued and unpaid dividends, by $8.86, subject to adjustment based on changes to the Enron Merger Ratio (as defined in the Merger Agreement) pursuant to the Merger Agreement. The Merger Agreement is filed as Exhibit 2.1 to the Form 8-K. The Exchange Agreement is filed as Exhibit 10.6 to the Form 8-K.

This Statement shall not be an admission that Dynegy is, for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any securities covered by this Statement.

                                                                       DYNEGY INC.


                                                                           /s/ KEITH R. FULLENWEIDER             November 19, 2001
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                            Keith R. Fullenweider
                                                                            Senior Vice President and Deputy General Counsel

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-97)
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